FILED BY PEET’S COFFEE & TEA, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: DIEDRICH COFFEE, INC.

COMMISSION FILE NO. 000-21203

On November 17, 2009, Peet’s Coffee & Tea, Inc. published the following summary newspaper advertised in the Wall Street Journal.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Diedrich Coffee, Inc. common stock. The Offer (as defined below) described herein is made solely by the Prospectus/Offer to Purchase (as defined below) and the related Letter of Transmittal, each of which is being delivered to holders of Diedrich common stock. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares of Diedrich common stock in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. The Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of shares of Diedrich common stock in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase

Each Outstanding Share of Common Stock

of

Diedrich Coffee, Inc.

by

Marty Acquisition Sub, Inc.,

a wholly-owned subsidiary of

Peet’s Coffee & Tea, Inc.

for a combination of $17.33 in cash and

a fraction of a share of common stock of

Peet’s Coffee & Tea, Inc.

having a value equal to $8.67 based on a formula provided in the Prospectus/Offer to Purchase

(such fraction not to exceed 0.315 of a share)

Marty Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Peet’s Coffee & Tea, Inc., a Washington corporation (“Peet’s”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Diedrich Coffee, Inc., a Delaware corporation (“Diedrich”), for consideration per share consisting of a combination of $17.33, net to the seller in cash, without interest, and a fraction of a share of common stock, no par value, of Peet’s having a value equal to $8.67 based on a formula as described in the Prospectus/Offer to Purchase (provided that in no event will such fraction exceed 0.315 of a share of Peet’s common stock), all upon the terms and subject to the conditions set forth in the Prospectus/Offer to Purchase, dated November 17, 2009 (the “Prospectus/Offer to Purchase”), and the related Letter of Transmittal, which, together with any amendments or supplements thereto, collectively constitute the “Offer” described herein. Tendering Diedrich stockholders whose shares of Diedrich common stock are registered in their own names and who tender their shares directly to Continental Stock Transfer & Trust Company (the “Depositary”) will not be obligated to pay brokerage fees or commissions in connection with the Offer or, except as set forth in Instruction 6 to the Letter of Transmittal, transfer taxes on the sale of shares in the Offer. Stockholders of Diedrich who hold their shares of Diedrich common stock through brokers, dealers, banks, trust companies or other nominees should consult with such institutions to determine whether they will charge any fees for tendering such stockholders’ shares to the Purchaser in the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT (ONE MINUTE AFTER 11:59 P.M.), EASTERN TIME, ON DECEMBER 15, 2009, UNLESS THE OFFER IS EXTENDED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION TIME OF THE OFFER.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 2, 2009, as amended from time to time, by and among Peet’s, the Purchaser and Diedrich (the “Merger Agreement”). The Purchaser is offering to acquire all of the shares of Diedrich common stock as a first step in acquiring the entire equity interest in, and thus control of, Diedrich. Pursuant to the Merger Agreement, following the satisfaction or waiver of certain conditions and the purchase of shares of Diedrich common stock in the Offer, the Purchaser will be merged with and into Diedrich (the “Merger”), with Diedrich surviving the Merger as a wholly-owned subsidiary of Peet’s. Upon the completion of the Merger, each outstanding share of Diedrich common stock (other than shares owned by Peet’s, the Purchaser or Diedrich or any wholly-owned subsidiary of Peet’s or Diedrich, or held in Diedrich’s treasury, or owned by any stockholder of Diedrich who properly exercises appraisal rights under Delaware law) will be converted into the right to receive the same combination of cash and a fraction of a share of Peet’s common stock paid for each Diedrich share accepted for exchange pursuant to the Offer (subject to the effect of stock splits and other similar adjustments).

The Diedrich board of directors has unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the stockholders of Diedrich, (2) adopted and approved the merger agreement and approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement, in accordance with the requirements of the Delaware General Corporation Law, (3) declared that the Merger Agreement is advisable, and (4) resolved to recommend that the stockholders of Diedrich accept the Offer and tender their shares of Diedrich common stock pursuant to the Offer and (to the extent necessary) adopt the Merger Agreement.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn in accordance with the terms of the Offer prior to the Expiration Time (as defined below), shares of Diedrich common stock that, together with any shares of Diedrich common stock then owned by Peet’s or the Purchaser or any other subsidiaries of Peet’s, represent more than 50% of the sum of the aggregate number of shares of Diedrich common stock issued and outstanding immediately prior to the acceptance for exchange of shares pursuant to the Offer (the “Acceptance Time”), plus, at the election of Peet’s, an additional number of shares up to (but not exceeding) the aggregate number of shares of Diedrich common stock issuable upon the exercise of all Diedrich stock options, Diedrich warrants and other rights to acquire Diedrich common stock that are outstanding immediately prior to the Acceptance Time and that are vested and exercisable or will be vested and exercisable prior to the completion of the Merger (which condition is referred to as the “Minimum Condition” in this Notice of Offer).

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Time, the Purchaser will accept for exchange, and deliver consideration for, all shares of Diedrich common stock validly tendered to the Purchaser in the Offer and not withdrawn prior to the Expiration Time. The Purchaser will be deemed to have accepted for exchange, and thereby purchased, shares of Diedrich common stock that are validly tendered in the Offer and not withdrawn prior to the Expiration Time as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for exchange of such shares. The delivery of consideration for shares of Diedrich common stock that are accepted for exchange in the Offer will be made promptly by delivery of the consideration therefor to the Depositary, which will act as agent for stockholders tendering shares in the Offer for the purpose of receiving consideration from the Purchaser and transmitting consideration to such stockholders whose shares of Diedrich common stock have been accepted for exchange in the Offer. For a stockholder to validly tender shares of Diedrich common stock in the Offer (i) the certificate(s) representing the tendered shares, together with the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other required documents, must be received by the Depositary prior to the Expiration Time, (ii) in the case of a tender effected pursuant to the book-entry transfer procedures (a) either a Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an agent’s message (as defined in the section of the Prospectus/Offer to Purchase entitled “The Offer – Procedures for Tendering Shares of Diedrich Common Stock in the Offer”), and any other required documents, must be received by the Depositary prior to the Expiration Time and (b) the shares to be tendered must be delivered pursuant to the book-entry transfer procedures described in the Prospectus/Offer to Purchase and a book-entry confirmation (as defined in the section of the Prospectus/Offer to Purchase entitled “The Offer – Procedures for Tendering Shares of Diedrich Common Stock in the Offer”) must be received by the Depositary prior to the Expiration Time, or (iii) the tendering stockholder must comply with the guaranteed delivery procedures described in the section of the Prospectus/Offer to Purchase entitled “The Offer – Procedures for Tendering Shares of Diedrich Common Stock in the Offer” prior to the Expiration Time.

Under no circumstances will interest be paid on the cash portion of the Offer consideration, regardless of any extension of, or amendment to, the Offer or any delay in paying for such shares.

As used herein, the term “Expiration Time” means 12:00 midnight (one minute after 11:59 p.m.), Eastern time, on December 15, 2009, unless and until the Purchaser extends the period of time during which the Offer is open in accordance with the terms of the Merger Agreement, in which event the term “Expiration Time” will mean the latest time at which the Offer, as so extended by the Purchaser, will expire. Pursuant to the Merger Agreement, subject to Peet’s and Diedrich’s termination rights thereunder: (1) if, at any time as of which the Offer is scheduled to expire, any condition to the Offer has not been satisfied or waived, the Purchaser is required to extend the Offer on one or more occasions for additional successive periods of up to 20 business days per extension (but not beyond March 31, 2010); and (2) the Purchaser is required to extend the Offer at any time or from time to time for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff of the SEC applicable to the Offer.

If the Purchaser extends the Offer, the Purchaser will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Time of the Offer. During any such extension, all shares of Diedrich common stock previously tendered and not withdrawn will remain deposited with the Depositary, subject to the right of a tendering stockholder to withdraw such shares. Shares of Diedrich common stock that are tendered in the Offer may be withdrawn pursuant to the procedures described in the Prospectus/Offer to Purchase at any time prior to the Expiration Time, and shares that are tendered may also be withdrawn at any time after January 16, 2010, unless accepted for exchange on or before that date. In the event that the Purchaser provides for a subsequent offering period following the successful completion of the Offer, no withdrawal rights will apply to shares that were previously tendered in the Offer and accepted for exchange.

For a withdrawal of shares of Diedrich common stock previously tendered in the Offer to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses listed on the back cover of the Prospectus/Offer to Purchase, specifying the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares. If certificates for shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such shares have been tendered by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent’s Medallion Program or the Stock Exchange Medallion Program, any and all signatures on the notice of withdrawal must be guaranteed by such an institution. If shares have been tendered pursuant to the book-entry transfer procedures described in the section of the Prospectus/Offer to Purchase entitled “The Offer – Procedures for Tendering Shares of Diedrich Common Stock in the Offer”, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility (as defined in the section of the Prospectus/Offer to Purchase entitled “The Offer – Procedures for Tendering Shares of Diedrich Common Stock in the Offer”) to be credited with the withdrawn shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of shares may not be rescinded, and any shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn shares may be re-tendered in the Offer, however, by following one of the procedures described in the section of the Prospectus/Offer to Purchase entitled “The Offer – Procedures for Tendering Shares of Diedrich Common Stock in the Offer” at any time prior to the Expiration Time. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding. None of the Purchaser, Peet’s, Diedrich, the Depositary, Laurel Hill Advisory Group (the information agent for the Offer (the “Information Agent”)) or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Under Rule 14d-11 of the Securities Exchange Act of 1934, as amended, and subject to conditions described in the Prospectus/Offer to Purchase, the Purchaser may elect to provide for one or more subsequent offering periods, immediately following the Expiration Time, of up to 20 business days in the aggregate. The Purchaser will accept for exchange, and deliver the same consideration paid in the Offer for, any shares of Diedrich common stock validly tendered to the Purchaser during any subsequent offering period, promptly after any such shares are validly tendered. Holders of shares of Diedrich common stock that are validly tendered to the Purchaser during a subsequent offering period, if provided, will not have the right to withdraw such tendered shares.

Diedrich has provided the Purchaser with a list, and security position listings, of Diedrich’s stockholders for the purpose of disseminating the Offer to holders of shares of Diedrich common stock. The Prospectus/Offer to Purchase and the Letter of Transmittal and other materials related to the Offer will be mailed to record holders of shares of Diedrich common stock and will be furnished to brokers, dealers, banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the list of Diedrich’s stockholders, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of shares of Diedrich common stock.

The receipt of consideration in exchange for shares of Diedrich common stock pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes under the Internal Revenue Code of 1986, as amended, and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, this means that a Diedrich stockholder will recognize gain or loss for United States federal income tax purposes on a block-by-block basis equal to the difference between (1) the sum of the fair market value of any Peet’s common stock and cash received in the Offer or the Merger and (2) the tax basis of the shares of Diedrich common stock surrendered in exchange therefor. If such gain or loss is a capital gain or capital loss, the gain or loss will be long-term capital gain or long-term capital loss if the holder has held the applicable block of Diedrich common stock for more than one year as of the date of the sale of such common stock by such holder in the Offer or the Merger. Diedrich stockholders should consult their own tax advisors with respect to the particular tax consequences to them of the Offer and the Merger to them, including the applicable federal, state, local and foreign tax consequences. The foregoing summary of the United States federal tax consequences is qualified in its entirety by the Prospectus/Offer to Purchase. For a more complete description of certain material United States federal income tax consequences of the Offer and the Merger, see the section of the Prospectus/Offer to Purchase entitled “Material United States Federal Income Tax Consequences”. In order to avoid backup withholding of United States federal income tax on payments in connection with the Offer or the Merger, Diedrich stockholders must follow the procedures outlined in the section of the Prospectus/Offer to Purchase entitled “Backup Withholding”.

The Purchaser expressly reserves the right (but shall not be obligated), at any time and from time to time, to increase the Offer consideration or to make any other changes in the terms of and conditions to the Offer, subject, in each case, to applicable law and to the terms of the Merger Agreement, which provides that the Minimum Condition may not be waived and certain other modifications to the Offer may not be made without the consent of Diedrich.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Prospectus/Offer to Purchase and is incorporated herein by reference.

The Prospectus/Offer to Purchase and Letter of Transmittal contain important information. Diedrich stockholders are urged to read these documents carefully and in their entirety before making any decision with respect to the Offer.

Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information Agent at the address and telephone number set forth below. Copies of the Prospectus/Offer to Purchase, the Letter of Transmittal and all other materials related to the Offer are available free of charge from the Information Agent by calling the telephone number set forth below. No fees or commissions will be payable to brokers, dealers or other persons for soliciting tenders of shares of Diedrich common stock in the Offer.

The Information Agent for the Offer is:

Laurel Hill Advisory Group, LLC

100 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call Collect: (917) 338-3181

All Others Call Toll Free: (888) 742-1305

November 17, 2009

Forward Looking Statements

This filing contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to the proposed Offer and Merger. Forward-looking statements are based on management’s beliefs, as well as assumptions made by and information currently available to management, including financial and operational information, Peet’s stock price volatility, and current competitive conditions. As a result, these statements are subject to various risks and uncertainties. Peet’s actual results could differ materially from those set forth in forward-looking statements depending on a variety of factors including, but not limited to, general economic conditions, including the current recession and its ongoing negative impact on consumer spending and its ongoing impact on the financial markets, Peet’s ability to implement its business strategy and to successfully integrate the business of Deidrich; the risk that the Offer and the Merger will not close; the risk that Peet’s business and/or Diedrich’s business will be adversely impacted during the pendency of the Offer and the Merger, and the risk that Peet’s may not be able to consummate the financing required to effect the Offer and the Merger on terms satisfactory to it or at all, as well as other risk factors as described more fully in

Peet’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 28, 2008. These factors may not be exhaustive. Peet’s operates in a continually changing business environment, and new risks emerge from time to time. Any forward-looking statements speak only as of the date of this report. There can be no assurance that the proposed Offer and Merger will in fact be consummated.

Additional Information and Where to Find It

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Diedrich. Diedrich stockholders are urged to read Peet’s prospectus/offer to purchase and Diedrich’s solicitation/recommendation statement on Schedule 14D-9, because they contain important information that stockholders should consider before making any decision regarding tendering their shares. Peet’s has filed a registration statement on Form S-4 and a tender offer statement on Schedule TO with the SEC and Diedrich has filed a solicitation/recommendation statement on Schedule 14D-9, all with respect to the Offer and the Merger. The tender and exchange offer materials (including the prospectus/offer to purchase contained in the registration statement and the other offer documents contained in the registration statement), the tender offer statement and the solicitation/recommendation statement contain important information, which should be read carefully before any decision is made with respect to the Offer. The prospectus/offer to purchase and certain other offer documents, as well as the tender offer statement and the solicitation/recommendation statement, are available to all stockholders of Diedrich at no expense to them. The registration statement, the prospectus/offer to purchase (and other offer documents), the tender offer statement and the solicitation/recommendation statement are available for free at the SEC’s web site at www.sec.gov. Free copies of these materials are also available from Peet’s by mail to Peet’s Coffee & Tea, Inc., 1400 Park Avenue, Emeryville, CA 94608, attention: Investor Relations.

In addition to the foregoing materials filed with the SEC, Peet’s and Diedrich file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors may read and copy any reports, statements or other information filed by Peet’s or Diedrich at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Peet’s and Diedrich’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Interests of Certain Persons in the Offer and the Merger

Peet’s is, and certain other persons may be, soliciting Diedrich stockholders to tender their shares into the Offer. The directors and executive officers of Peet’s and the directors and executive officers of Diedrich may be deemed to be participants in Peet’s solicitation of Diedrich’s stockholders to tender their shares into the Offer.

Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Peet’s and Diedrich in the tender offer by reading the prospectus/offer to purchase, certain other offer documents, as well as the solicitation/recommendation statement, all as described above.